

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 12, 2017

Harald Gurvin
Chief Financial Officer
Ship Finance International Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

    Re: Ship Finance International Limited
           Form 20-F for the Fiscal Year Ended December 31, 2016
           Filed April 13, 2017
           File No. 001-32199

Dear Mr. Gurvin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2016

Risk Factors

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common shares, page 6

1.   You state that from time to time on charterers' instruction, your vessels may call and have called on ports located in Sudan and Syria, countries which are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. You do not include disclosure about contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, charterers, or other direct or indirect arrangements since your letter to us dated June 24, 2014. You should describe

        any goods, services or fees you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

2.   Please tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period.

Financial Statements

Note 11. Available-For-Sale Securities, page F-21

3.   We note that in 2016 you have a significant unrealized loss related to your available for sale investments. Please explain to us, and revise to disclose the information you considered in determining that the impairment is not other than temporary, such as the nature of the investment, cause of impairment, number of investment positions in an unrealized loss position, and the severity and duration of the impairment. See guidance in ASC 320-10-50-6.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Beverly A. Singleton at (202) 551-3328 or Claire L. Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

        Sincerely,

        /s/ Melissa Raminpour

        Melissa Raminpour
        Branch Chief
        Office of Transportation and Leisure